                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                         Amendment # 18

                 Mercantile Bancorporation Inc.
---------------------------------------------------------------
                        (Name of Issuer)


                         Common Stock
---------------------------------------------------------------
                (Title of Class of Securities)


                          587342106
---------------------------------------------------------------
                         CUSIP Number

    Check the following box if a fee is
    being paid with this statement.      / /


CUSIP NO.         587342106

1)  Names of Reporting Persons                    Mercantile Bancorporation Inc.
     S.S. or I.R.S. Identifica-                                       43-0951744
     tion Nos. of above Persons

2)  Check the appropriate Box if a member of a group               (a)
                                                                   (b)

3) SEC Use Only


4)  Citizenship or Place of Organization                            Missouri


                  (5) Sole Voting Power                           2,532,228
Number Of
Shares
Beneficially      (6) Shared Voting Power                           359,015
Owned by
Each
Reporting         (7) Sole Dispositive Power                      3,380,006
Person
With
                  (8) Shared Dispositive Power                    1,210,545


9)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,166,512

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row 9                     8.4%


12) Type of Reporting Person                                            H.C.

Item 1(a)   Name of Issuer:

                  Mercantile Bancorporation Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:

                  #1 Mercantile Center
                  St. Louis, Missouri 63101

Item 2(a)   Name of Person Filing:

                  This filing is made by Mercantile Bancorporation Inc., ("MBI"), as a Parent Holding Company pursuant to section 240.13d-1(b)(ii)(G) on behalf of its subsidiaries identified in "Exhibit A" hereto.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:

                  #1 Mercantile Center
                  St. Louis, Missouri 63101

Item 2(c)   Citizenship

                  MBI is a corporation organized and existing under the laws of the State of Missouri, with its principal location in the State of Missouri.

Item 2(d)   Title of Class of Securities:

                  Common Stock

Item 2(e)   CUSIP Number:

                  587342106

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]  Broker or Dealer registered under Section 15 of the Act

            (b) [ ]  Bank as defined in section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in section 3(a) (19) of the Act

            (d) [ ] Investment Company registered under section 8 of the Investment Company Act

            (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

            (g) [x]  Parent Holding Company, in accordance with
                     240.13d-1(b)(ii)(G)

            (h) [ ]  Group, in accordance with  240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a)Amount Beneficially Owned:

                                                                                5,166,512

            (b)Percent of Class:

                                                                                      8.4%

            (c)Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote                     2,532,228
             (ii)  shared power to vote or to direct the vote                     359,015
            (iii)  sole power to dispose or to direct the disposition of        3,380,006
             (iv)  shared power to dispose or to direct the
                    disposition of                                              1,210,545

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



               2/12/97
---------------------------------------
Date

Mercantile Bancorporation Inc.




BY:  /s/ Janie Greenwood Harris
---------------------------------------
Janie Greenwood Harris, Senior Attorney

                        EXHIBIT A


Item 7.     Identification of Relevant Subsidiaries

    Name                                                                                     Item 3 Classification
    ===============================================================================================================

    Mercantile Bank N.A.                                                                     Bank

    Mercantile Trust Company N.A.                                                            Trust Company

    Mercantile Bank of Joplin                                                                Bank

    Mercantile Bank of Kansas City                                                           Bank

    Mercantile Bank of South Central Missouri                                                Bank

    Mercantile Bank of Illinois                                                              Bank

    Mercantile Bank of South East Missouri                                                   Bank

    Mercantile Bank of St. Joseph                                                            Bank

    Mercantile Bank of Southern Illinois                                                     Bank

    Mercantile Bank                                                                          Bank

    Mercantile Bank of Topeka                                                                Bank

    Mercantile Bank of Dubuque N.A.                                                          Bank

    Mercantile Bank of Sterling-Rock Falls                                                   Bank

    Mercantile Bank of Western Iowa                                                          Bank

    Mercantile Bank of Eastern Iowa                                                          Bank

    Mississippi Valley Advisors Inc.                                                         Investment Adviser